UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number 333-209744

TODOS MEDICAL LTD.

(Translation of registrant's name into English)

1 Hamada Street

Rehovot, Israel 2244427

Tel: (011) (972) 8-633-3964

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Entry into a Material Definitive Agreement.

Convertible Bridge Loan Transactions

On May 28, 2019, and May 31, 2019, we entered into convertible bridge loan agreements (each a “Loan Agreement”), and issued a convertible note and warrants relating thereto, with each of FirstFire Global Opportunities Fund, LLC and Leonite Capital LLC, respectively, (each a "Lender"). FirstFire provided a loan in the principal amount of $200,000 and Leonite provided a loan in the principal amount of $100,000 (each, the “Loan Amount”). The Loan Amount is expected to be used for our working capital needs and to finance our activities through the consummation of a proposed public offering and our planned uplisting to the NASDAQ Capital Market.

The Loan Amount, which had an original issue discount of ten percent (10%), bears interest at a flat rate of ten percent (10%), and matures in six months. The loan is convertible after the maturity date into ordinary shares of our company at a conversion price equal to 70% of the lowest closing bid price of our ordinary shares in the five days prior to the conversion. In the event we default under the Loan Agreement, the conversion price will be reduced to 60% of the lowest closing bid price of our ordinary shares in the 15 days prior to the conversion.

As part of the transaction, we issued to each Lender a convertible promissory note (the “Note”) and two ordinary share purchase warrants for the purchase of ordinary shares (the “First Warrant" and the "Second Warrant” respectively and together "Warrants").

The First Warrant provides the Lender with 25% warrant coverage, with the warrant exercise price to be equal to the offering price in our proposed public offering, or, in the event the Loan Amount is converted into ordinary shares, the warrant exercise price will be equal to the applicable closing bid price of our shares at the time of the conversion of the Loan Amount. The Second Warrant issued to FirstFire provides for the purchase of 166,667 ordinary shares at an exercise price equal to $0.30, and the Second Warrant issued to Leonite provides for the purchase of 69,445 ordinary shares at an exercise price equal to $0.36. The Lender may exercise each of the Warrants at any time starting six months following the uplisting or the conversion of the Loan Amount, as applicable, and up to three years thereafter. Each warrant may be exercised by cash payment or through cashless exercise by the surrender of warrant shares having a value equal to the exercise price of the portion of the warrants being exercised.

The Loan Agreement and the Note contain events of default, including, among other things, failure to repay the Loan Amount by the maturity date, and bankruptcy and insolvency events, that could result in the acceleration of the Lender's right to convert the Loan Amount into ordinary shares.

A copy of the form of Loan Agreement, the form of Note, the form of the First Warrant, and the form of the Second Warrant are attached hereto as Exhibit 4.1, Exhibit 4.2, Exhibit 4.3, and Exhibit 4.4, respectively, and are incorporated herein by reference. The foregoing descriptions of the terms and conditions of the SPA, the Note, and the Warrants are qualified in their entirety by reference to the full text of the SPA, the Note, and the Warrants.

We issued the Notes and the Warrants under the exemptions from registration provided by Section 4(a)(2) of the Securities Act of 1933. We expect that any issuance of our ordinary shares pursuant to the terms of the Notes or the Warrants will be exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and regulations promulgated thereunder. None of these transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the Lender had adequate access, through its relationship with us, to information about us.

Our ordinary shares to be issued in the event of conversion of the Loan Amounts and upon exercise of the Warrants will not be registered under the Securities Act, or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Financial Statements and Exhibits.

The following Exhibits are filed as part of this Report.

Exhibit Number	Description

4.1	Form of Convertible Bridge Loan Agreement
4.2	Form of Convertible Promissory Note
4.3	Form of First Ordinary Share Purchase Warrant
4.4	Form of Second Ordinary Share Purchase Warrant

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TODOS MEDICAL LTD.

Date: June 7, 2019	By:	/s/ Dr. Herman Weiss
		Name:	Dr. Herman Weiss
		Title:	Chief Executive Officer

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